UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

GRIC COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

398081109 (CUSIP Number)

December 1, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109	Page 2 of 11

SCHEDULE 13G

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) RLH Investors, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 3,583,214 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,583,214

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,583,214 shares of Common Stock, par value $0.001

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 398081109	Page 3 of 11

SCHEDULE 13G

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) CEO Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 34,426 7 Sole Dispositive Power 0 8 Shared Dispositive Power 34,426

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,426 shares of Common Stock, par value $0.001

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 398081109	Page 4 of 11

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) Riordan, Lewis & Haden, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 3,583,294 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,583,294

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,583,294 shares of Common Stock, par value $0.001

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 398081109	Page 5 of 11

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) RLH, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 34,426 7 Sole Dispositive Power 0 8 Shared Dispositive Power 34,426

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,426 shares of Common Stock, par value $0.001

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 398081109	Page 6 of 11

Item 1(a)	Name of Issuer: GRIC Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1421 McCarthy Blvd. Milpitas, CA 95035

Item 2(a)	Name of Person Filing: This Schedule 13G is being filed jointly by the following persons:

RLH Investors, L.P. CEO Fund, L.P. Riordan, Lewis & Haden L.L.C. RLH Inc.

(b)	Address of Principal Business Office:

The principal business address of each of the persons filing is:

RLH Investors, L.P. 300 South Grand Avenue, 29th Floor Los Angeles, California 90071

(c)	Citizenship: See Item 4 of cover pages

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 398081109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 398081109	Page 7 of 11

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of Cover Pages

(b) Percent of Class:

See Item 11 of Cover Pages [1]

(c) Number of shares as to such person has:

(i) sole power to vote or to direct the vote:

See Item 5 of Cover Pages

(ii) shared power to vote or to direct the vote of:

See Item 6 of Cover Pages

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages

(iv) shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages

See Exhibit A to this Schedule

Item 5.	Ownership of 5% or Less of Class.
Not Applicable.

Item 6.	Ownership of More than 5% on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Joint Filing Agreement attached as Exhibit B to this Schedule.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

1	Percentage based upon 37,200,000 shares of Common Stock outstanding, as advised by the Issuer on December 9, 2003.

CUSIP No. 398081109	Page 8 of 11

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 398081109	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RLH INVESTORS, L.P.
By:	Riordan, Lewis & Haden, L.L.C.
Its:	General Partner

By:	/s/ Murray Rudin

Murray Rudin, Managing Member

CEO FUND, L.P.
By:	RLH Inc.
Its:	General Partner

By:	/s/ Murray Rudin

Murray Rudin, Vice President

RIORDAN, LEWIS & HADEN L.L.C.

By:	/s/ Murray Rudin

Murray Rudin, Managing Member

RLH, INC.

By:	/s/ Murray Rudin

Murray Rudin, Vice President

CUSIP No. 398081109	Page 10 of 11

Exhibit A to Schedule 13G

3,583,214 shares of common stock of the issuer reported by Riordan, Lewis & Haden, L.L.C. are held by RLH Investors, L.P. and reported by Riordan, Lewis & Haden, L.L.C. in its capacity as General Partner of RLH Investors, L.P. Riordan, Lewis & Haden, L.L.C. shares with RLH Investors, L.P. voting and disposition powers with respect to such shares.

34,426 shares of common stock of the issuer reported by RLH, Inc. are held by CEO Fund, L.P. and are reported held by RLH, Inc. in its capacity as General Partner of CEO Fund, L.P. RLH, Inc. shares with CEO Fund, L.P. voting and disposition powers with respect to such securities.

Each of the persons who may be deemed the beneficial owner of securities as described above disclaims beneficial ownership of such securities pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, except to the extent of each such person’s actual economic interest therein.

CUSIP No. 398081109	Page 11 of 11

Exhibit B to Schedule 13G

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”), with respect to the shares of Common Stock issued by Gric Communications, Inc. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. Each of the undersigned further agrees that RLH Investors, L.P. may file the Schedule 13G, and any and all amendments thereto, on its behalf. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 10th day of December, 2003.

RLH INVESTORS, L.P.
By:	Riordan, Lewis & Haden, L.L.C.
Its:	General Partner

By:	/s/ Murray Rudin

Murray Rudin, Managing Member

CEO FUND, L.P.
By:	RLH Inc.
Its:	General Partner

By:	/s/ Murray Rudin

Murray Rudin, Vice President

RIORDAN, LEWIS & HADEN L.L.C.

By:	/s/ Murray Rudin

Murray Rudin, Managing Member

RLH, INC.

By:	/s/ Murray Rudin

Murray Rudin, Vice President